May 17, 2019

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated May 14, 2019
American Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 3, 2019
Form 8-K as of February 12, 2019
Filed February 22, 2019
File No. 001-38816

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form 10-K for the Year Ended December 31, 2018

Results of Operations for the years ended December 31, 2018 and December 31, 2017, page 34

1.             We note the 51% increase in revenues for 2018 compared to 2017 and your disclosure on pages 5-9 regarding coal sales from certain mines of McCoy, Knott Country Coal, Deane Mining LLC. To facilitate your investors' assessment of your operating results, please provide a narrative discussion quantifying the extent to which your revenue growth is attributable to increases in coal prices or volume and amount/ nature of any coal-related services sold. Please provide a comparison of the aggregate tons of coal sold and average realized prices per ton sold for the periods presented. If material, please disaggregate other service revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: Please see disclosures by mine location on pages 5-9 of the Form 10-K which outline aggregate tons sold and averaged realized prices per ton sold, which are broken out for each period being presented. The narrative on page 34 is an accurate overview of the detailed information presented on pages 5-9. Having the same detail in two places within the same document may lead to confusion from the reader and additional time and effort from management and independent auditors.

Consolidated Statements of Cash Flows, page F-6

2.             We note the significant increase in mine development costs as reported in your balance sheet. Please disclose how you paid for such costs and clarify how they are reflected in the Consolidated Statements of Cash Flows.

Response: The increase in mine development is primarily a result of the non-cash activity found as Supplemental Information on the Consolidated Statements of Cash Flows. The consideration for the assets purchased was not cash but the assumption of liabilities. Page F-8 and F-9 have the detail of our acquisitions. The Mine Development caption on the balance sheet encompasses the following items; Point Rock mining rights, Wayland mining rights and the Wyoming County Coal’s refuse storage. We have added the caption ‘Mine Development’ in front of each of these components throughout the financial statement to help direct the reader to the activity that created the balance.

3.             Tell us your basis for concluding that your liability for accrued management fee has been extinguished. Refer to 405-20-40. In addition, please include a note in the financial statements to disclose the settlement terms for the forgiveness of the management fee as reported under supplemental information hereunder.

Response: The counterparty to the management fee canceled the agreement and documented their forgiveness of the accrued fees. Simply, the agreement was canceled and the amounts forgiven without any additional terms granted. We have added a line to the disclosure on page F-18 that there was no consideration granted for the forgiveness.

Note 9 - Correction of Prior Year Information, page F-25
4.              Please indicate on the face of your balance sheet, income statement, and statement of cash flows that the amounts reported in the 2017 columns have been restated.

Response: It was determined that the change in 2017 was not a restatement under ASC 250: Accounting Changes and Corrections. The table in Note 9 should have read, ‘As Adjusted’ instead of ‘As Restated.’ We will adjust the wording for this disclosure in future filings. At the request of the Examiners, we will add ‘As Restated’ to each of the above referenced financial statements.

Form 8-K filed February 22, 2019

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

5.             Refer to Exhibits 99.1 and 99.2. We note that you entered into an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 20, 2019, with retroactive effectiveness as of February 1, 2019 and February 12, 2019, respectively. It appears that the consideration for the asset acquisition was in the form of $500,000 in cash and a $2 million promissory note. Additionally, in connection with the Merger Agreement, the seller (Empire) was also given a right to receive 2 million shares of your stock prior to the effective time pursuant to a fixed exchange ratio to the seller’s outstanding shares. Tell us your basis for determining the fair value of such rights and the deemed grant date for measurement purposes. Please refer to your basis in the accounting literature. In your response, please address the reasons for the significant lead time between the effective date(s) and closing date of the related transactions, and satisfaction of certain closing conditions such as receipt of shareholder approval, the NASDAQ listing, Form S-4 effectiveness, and third party consents (among others referenced in Section 6 of the Merger Agreement).

Response: Under ASC 805-30-30-7: Business Combinations, the fair value of the consideration given (the shares of common stock) was determined on the acquisition date which was the date for which the acquirer gained control. Control was gained on February 12, 2019 when all aspects of the consideration was provided to the seller; the common stock was issued to the seller and the seller notes were executed.

Regarding the dates in the Asset Purchase Agreement the initial date of effectiveness should have been February 12, 2019 and not February 1, 2019. This was a typo in the agreement. This error can be corrected in the 8-K/A.

After review of the responses, please let us know if you have additional questions or comments. Our previous filing will be amended once the items above are agreed to.

____________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038